EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.

THREE YEARS ENDED OCTOBER 5, 2008 (EXPRESSED IN US DOLLARS)

GILDAN 2008 ANNUAL REPORT	51
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT
REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited the accompanying consolidated balance sheets of Gildan Activewear Inc. (the "Company") and subsidiaries as of October 5, 2008 and September 30, 2007 and the related consolidated statements of earnings and comprehensive income, shareholders' equity and cash flows for the years ended October 5, 2008, September 30, 2007 and October 1, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of October 5, 2008 and September 30, 2007, and the results of their operations and their cash flows for the years ended October 5, 2008, September 30, 2007 and October 1, 2006, in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 5, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 10, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

(Signed: KPMG ) Chartered Accountants

Montréal, Canada December 10, 2008

GILDAN 2008 ANNUAL REPORT	52
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT
REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited Gildan Activewear Inc.'s (the "Company") internal control over financial reporting as of October 5, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled "Management's Annual Report on Internal Control over Financial Reporting" included in Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over the financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 5, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 10, 2008 expressed an unqualified opinion on those consolidated financial statements.

(Signed: KPMG ) Chartered Accountants

Montréal, Canada December 10, 2008

	GILDAN 2008 ANNUAL REPORT	53
CONSOLIDATED	CONSOLIDATED FINANCIAL STATEMENTS
BALANCE SHEETS

OCTOBER 5, 2008 AND SEPTEMBER 30, 2007
(IN THOUSANDS OF US DOLLARS)
	2008	2007

Assets
Current assets:
Cash and cash equivalents	$ 12,357	$ 9,250
Accounts receivable	222,158	206,088
Inventories	316,172	239,963
Prepaid expenses and deposits	10,413	7,959
Future income taxes (note 14)	–	2,610
	561,100	465,870

Property, plant and equipment (note 4)	436,516	377,617
Intangible assets (note 5)	59,954	2,024
Other assets (note 6)	18,067	11,426
Assets held for sale (note 16)	10,497	6,610
Goodwill (note 3)	6,709	–
Future income taxes (note 14)	9,283	10,939
	$ 1,102,126	$ 874,486

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	155,669	116,683
Income taxes payable	46,627	2,949
Current portion of long-term debt (note 8)	3,556	3,689
	205,852	123,321

Long-term debt (note 8)	49,448	55,971
Future income taxes (note 14)	27,331	24,612
Non-controlling interest in consolidated joint venture	7,162	6,932

Shareholders' equity (note 9):
Share capital	89,377	88,061
Contributed surplus	6,728	3,953

Accumulated other comprehensive income	26,248	26,248
Retained earnings	689,980	545,388
	716,228	571,636
Total shareholders' equity	812,333	663,650
	$ 1,102,126	$ 874,486

Commitments and contingent liabilities (note 12)
See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed: Glenn J. Chamandy) Director Glenn J. Chamandy	(Signed: Pierre Robitaille) Director Pierre Robitaille

	GILDAN 2008 ANNUAL REPORT	54
CONSOLIDATED STATEMENTS	CONSOLIDATED FINANCIAL STATEMENTS
OF EARNINGS AND
COMPREHENSIVE INCOME

YEARS ENDED OCTOBER 5, 2008, SEPTEMBER 30, 2007 AND OCTOBER 1, 2006
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2008	2007	2006

Sales	$ 1,249,711	$ 964,429	$ 773,190
Cost of sales	847,392	655,280	521,095
Gross Profit	402,319	309,149	252,095

Selling, general and administrative expenses	151,453	110,979	84,388
Restructuring and other charges (note 16)	5,489	28,012	20,386
Earnings before the undernoted items	245,377	170,158	147,321

Depreciation and amortization (note 17 (a))	58,932	38,777	32,383
Interest, net	7,223	4,898	3,067
Non-controlling interest of consolidated joint venture	230	1,278	260
	66,385	44,953	35,710

Earnings before income taxes	178,992	125,205	111,611
Income tax expense (recovery) (note 14)	34,400	(4,815)	4,782

Net earnings and comprehensive income	$ 144,592	$ 130,020	$ 106,829

Earnings per share (note 15):
Basic	$ 1.20	$ 1.08	$ 0.89
Diluted	1.19	1.07	0.88

See accompanying notes to consolidated financial statements.

	GILDAN 2008 ANNUAL REPORT	55
CONSOLIDATED STATEMENTS	CONSOLIDATED FINANCIAL STATEMENTS
OF SHAREHOLDERS' EQUITY

YEARS ENDED OCTOBER 5, 2008, SEPTEMBER 30, 2007 AND OCTOBER 1, 2006
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AMOUNTS)

	Share capital
				Accumulated
				other		Total
			Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity
Balance, October 2, 2005	119,909,060	$ 84,177	$ 1,596	$ 26,248	$308,539	$420,560
Stock-based compensation related to stock options and Treasury restricted share units (note 10 (b))	–	–	908	–	–	908
Shares issued pursuant to business acquisition (note 3)	20,000	460	–	–	–	460
Shares issued under employee share purchase plan (note 10 (a))	16,642	360	–	–	–	360
Shares issued pursuant to exercise of stock options (note 10 (b))	281,966	1,448	–	–	–	1,448
Ascribed value credited to share capital from exercise of stock options and Treasury restricted share units	–	139	(139)	–	–	–
Net earnings	–	–	–	–	106,829	106,829
Balance, October 1, 2006	120,227,668	86,584	2,365	26,248	415,368	530,565

Stock-based compensation related to stock options and Treasury restricted share units (note 10 (b))	–	–	1,814	–	–	1,814
Shares issued under employee share purchase plan (note 10 (a))	18,279	530	–	–	–	530
Shares issued pursuant to exercise of stock options (note 10 (b))	149,034	786	–	–	–	786
Shares issued pursuant to exercise of Treasury restricted share units (note 10 (b))	26,917	–	–	–	–	–
Ascribed value credited to share capital from exercise of stock options and Treasury restricted share units	–	226	(226)	–	–	–
Share repurchases	(2,437)	(65)	–	–	–	(65)
Net earnings	–	–	–	–	130,020	130,020
Balance, September 30, 2007	120,419,461	88,061	3,953	26,248	545,388	663,650

Stock-based compensation related to stock options and Treasury restricted share units (note 10 (b))	–	–	2,965	–	–	2,965
Shares issued under employee share purchase plan (note 10 (a))	21,313	720	–	–	–	720
Shares issued pursuant to exercise of stock options (note 10 (b))	81,356	418	–	–	–	418
Shares issued pursuant to exercise of Treasury restricted share units (note 10 (b))	14,779	–	–	–	–	–
Ascribed value credited to share capital from exercise of stock options and Treasury restricted share units	–	190	(190)	–	–	–
Share repurchases	(408)	(12)	–	–	–	(12)
Net earnings	–	–	–	–	144,592	144,592
Balance, October 5, 2008	120,536,501	$ 89,377	$ 6,728	$ 26,248	$689,980	$812,333

See accompanying notes to consolidated financial statements.

	GILDAN 2008 ANNUAL REPORT	56
CONSOLIDATED STATEMENTS	CONSOLIDATED FINANCIAL STATEMENTS
OF CASH FLOWS

YEARS ENDED OCTOBER 5, 2008, SEPTEMBER 30, 2007 AND OCTOBER 1, 2006
(IN THOUSANDS OF US DOLLARS)
	2008	2007	2006

Cash flows from (used in) operating activities:
Net earnings	$ 144,592	$ 130,020	$ 106,829
Adjustments for:
Depreciation and amortization (note 17 (a))	58,932	38,777	32,383
Restructuring charges related to assets held for sale and
property, plant and equipment (note 16)	2,174	5,523	15,149
Loss on disposal of assets held for sale
and property, plant and equipment	1,369	332	1,197
Stock-based compensation costs	2,965	1,814	908
Future income taxes	(15,837)	(8,919)	1,764
Non-controlling interest	230	1,278	260
Unrealized foreign exchange (gain) loss	(2,270)	3,226	843
Changes in non-cash working capital balances:
Accounts receivable	8,223	(36,392)	(41,058)
Inventories	(32,135)	(39,310)	(35,435)
Prepaid expenses and deposits	(881)	(2,202)	95
Accounts payable and accrued liabilities	27,740	(3,327)	11,046
Income taxes payable	43,802	343	740
	238,904	91,163	94,721

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving
long-term credit facility	(4,000)	49,000	–
Decrease in bank indebtedness	(2,739)	(3,500)	(17,830)
Increase in other long-term debt	–	–	691
Repayment of other long-term debt	(2,656)	(23,201)	(23,866)
Repayment of capital leases	–	–	(186)
Proceeds from the issuance of shares	1,138	1,316	1,808
Repurchase of shares	(12)	(65)	–
	(8,269)	23,550	(39,383)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(97,030)	(134,282)	(80,183)
Business acquisitions (note 3)	(126,819)	–	(19,911)
Restricted cash related to acquisition	(10,000)	–	–
Proceeds from the sale of assets held for sale	3,736	6,668	5,027
Net decrease (increase) in other assets	2,787	(7,075)	(986)
	(227,326)	(134,689)	(96,053)

Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	(202)	219	(80)

Net increase (decrease) in cash and cash equivalents during the year	3,107	(19,757)	(40,795)

Cash and cash equivalents, beginning of year	9,250	29,007	69,802

Cash and cash equivalents, end of year	$ 12,357	$ 9,250	$ 29,007

Supplemental disclosure of cash flow information (note 17 (d))

See accompanying notes to consolidated financial statements.

	GILDAN 2008 ANNUAL REPORT	57
NOTES TO CONSOLIDATED	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 5, 2008, SEPTEMBER 30, 2007 AND OCTOBER 1, 2006
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Gildan Activewear Inc. (the "Company") is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company's fiscal year ends on the first Sunday following September 28. All references to 2008, 2007 and 2006 represent the fiscal years ended October 5, 2008, September 30, 2007 and October 1, 2006, respectively.

1 – ACCOUNTING CHANGES

(a)	Accounting changes in fiscal 2008:

Effective at the commencement of its 2008 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosure, which established standards for disclosing information about an entity's capital and how it is managed. The Company also adopted effective at the commencement of its 2008 fiscal year, the CICA Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation which replaced the existing Section 3861, Financial Instruments – Disclosure and Presentation. These disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, Financial Instruments – Recognition and Measurement. These new standards relate to disclosure only and did not impact the financial results of the Company. The effect of adopting the new accounting standards as at October 1, 2007 are presented in notes 19 and 20.

(b)	Future accounting changes:

Inventories
In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement of, and more extensive guidance on, the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; clarifies that major spare parts not in use should be included in property, plant and equipment; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company will adopt this Section effective October 6, 2008 on a retrospective basis. The Company has compared the requirements of this new Section with its current measurement and determination of costs and has concluded that the new Section will not have an impact on the results of operations, except that the new Section requires depreciation expense related to manufacturing activities to be included in Cost of sales. The new disclosure requirements will be reflected in the Company's interim consolidated financial statements for the first quarter of fiscal 2009.

General Standards of Financial Statement Presentation
In June 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation, which is effective for interim periods beginning on or after October 1, 2008 and which includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of the amended Section will have no impact on the consolidated financial statements of the Company.

Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets (Section 3064), replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

The Company currently defers and amortizes plant start-up costs on a straight-line basis over two years, which it will cease upon adoption of Section 3064. This Section will apply to interim and annual financial statements relating to the Company's fiscal year beginning on October 6, 2008 and will be adopted on a retrospective basis. The estimated impact of adopting this accounting standard, on a retrospective basis, will be an increase of $1,758 in net earnings for fiscal 2008, a decrease in net earnings of $958 for fiscal 2007 and a decrease of $1,590 in Shareholders' equity at October 1, 2006.

GILDAN 2008 ANNUAL REPORT	58
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 – ACCOUNTING CHANGES (CONTINUED)

(b)

Future accounting changes (continued):

International Financial Reporting Standards
In February 2008, Canada's Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements.

2 – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are expressed in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies of the Company are summarized as follows:

(a)	Basis of presentation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and a joint venture for which the Company is considered the primary beneficiary. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(c)	Inventories:

Inventories are stated at the lower of First-In First-Out cost and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overheads. The allocation of fixed production overheads to the cost of inventories is based on a normal range of capacity of the production facilities.

(d)	Property, plant and equipment:

Property, plant and equipment are recorded at cost. Amortization is recorded on a straight-line basis over the estimated useful lives of the assets at the following annual rates:

Asset	Rate

Buildings and improvements	2 1/2% to 20%
Equipment	10% to 25%

Assets not in service include expenditures incurred to-date, including deposits for equipment and plant expansions which are still in process or are not yet in service as at the balance sheet date. Amortization on these assets commences when the assets are put into service.

The cost of information technology projects including internally developed software is capitalized and included in equipment commencing at the point at which conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects where it believes that future economic benefits are less than probable. The costs of information technology projects that are capitalized include the cost of software tools and licenses used in the development of the projects as well as direct payroll and consulting costs.

GILDAN 2008 ANNUAL REPORT	59
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Assets held for sale:

Long-lived assets are classified as held for sale when certain criteria are met, which include: the Company's commitment to a plan to sell the assets; the assets are available for immediate sale in their present condition; an active program to locate buyers and other actions to sell the assets have been initiated; the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; the assets are being actively marketed at reasonable prices in relation to their fair value; and it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

The Company measures assets held for sale at the lower of carrying amount or fair value less cost to sell. These assets are not depreciated.

(f)	Intangible assets:

Intangible assets, which represent customer contracts and customer relationships included in the acquisitions of Kentucky Derby Hosiery Co., Inc., and V.I. Prewett & Son, Inc. are being amortized on a straight-line basis over a period of twenty years.

(g)	Goodwill:

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit, an impairment loss is recognized in an amount equal to the excess of the carrying value over the fair value of the goodwill, if any.

(h)	Impairment of long-lived assets:

Long-lived assets, consisting of property, plant and equipment and intangible assets with finite lives, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of the impairment loss recognized is measured as the amount by which the carrying value for an asset exceeds the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset.

(i)	Deferred charges:

Plant start-up costs are deferred and amortized on a straight-line basis over two years. The amortization of these charges is included in Depreciation and amortization.

(j)	Foreign currency translation:

Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than US dollars are translated at the rates of exchange at the balance sheet date. Other balance sheet items, denominated in currencies other than US dollars, are translated at the rates prevailing at the respective transaction dates. Income and expenses, denominated in currencies other than US dollars, are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings. The Company does not currently have any self-sustaining foreign subsidiaries.

(k)	Revenue recognition:

Revenue is recognized upon shipment of products to customers, since title passes upon shipment. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors, and exclude sales taxes.

GILDAN 2008 ANNUAL REPORT	60
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Trade accounts receivable:

Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

(m)	Cost of sales and gross profit:

Cost of sales includes all raw material costs, manufacturing conversion costs, sourcing costs and transportation costs incurred until the receipt of finished goods at the Company's distribution facilities, but excludes depreciation expense. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfers of inventory, and customs and duties.

Gross profit is the result of sales less cost of sales. The Company's gross profit may not be comparable to this metric as reported by other companies, since some entities include depreciation expense and distribution costs in Cost of sales, whereas the Company includes these items in Depreciation and amortization and Selling, general and administrative expenses, respectively.

(n)	Selling, general and administrative expenses:

Selling, general and administrative (SG&A) expenses include costs incurred subsequent to the receipt of finished goods at the Company's distribution facilities, excluding depreciation expense and costs of inter-warehouse transfers of finished goods. The principal components of SG&A expenses include warehousing and handling costs, the cost of shipping goods to customers, selling and administrative personnel costs, advertising and marketing expenses, leased facilities and equipment, professional fees, bad debt and other general and administrative expenses.

(o)	Advertising and product introduction expenditures:

Advertising and co-op advertising expenses are expensed as incurred in Selling, general and administrative expenses. Product introduction expenditures are one-time fees paid to retailers to allow the Company's products to be placed on store shelves. These fees are recognized as a reduction in revenue when incurred unless the Company receives a benefit over a period of time and certain other criteria are met, such as recoverability and enforceability. In this case, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(p)	Cotton and yarn procurements:

The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If market prices for cotton and yarn fall significantly below the committed future purchase prices, the Company estimates the costs of cotton and yarn that are not recoverable in future sales of finished goods, and records a charge to earnings.

(q)	Financial instruments and hedging relationships:

Effective at the commencement of its 2007 fiscal year, the Company adopted the CICA Handbook Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3865, Hedges.

Under these standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to- maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held- for-trading financial investments are measured at fair value and all gains and losses are included in net earnings in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

GILDAN 2008 ANNUAL REPORT	61
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Financial instruments and hedging relationships (continued):

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge", when the hedged item is a future cash flow, or a "fair value hedge", when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in net earnings.

As a result of the adoption of these standards, the Company has classified cash equivalents as available for sale. The Company has also classified accounts receivable as loans and receivables, and accounts payable and long-term debt as other financial liabilities, all of which are measured at amortized cost. The adoption of these standards had no impact on the consolidated statement of earnings.

The Company may periodically use derivative financial instruments, such as forward foreign exchange contracts, to manage risks related to fluctuations in exchange rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

When the Company utilizes derivatives in hedge accounting relationships, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting cash flows of hedged items. When hedging instruments become ineffective before their maturity or the hedging relationship is terminated, deferred gains or losses on such instruments continue to be deferred and charged to earnings in the same period as for the corresponding gains or losses for the hedged items; gains and losses realized subsequently as a result of marking-to-market are charged directly to earnings. If the hedged item ceases to exist due to its maturity, expiry, cancellation or exercise before the hedging instrument expires, deferred gains or losses are charged to earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As at October 5, 2008 and September 30, 2007, all outstanding forward foreign exchange contracts were reported on a mark-to- market basis, and the gains or losses were included in earnings. The Company elected not to apply hedge accounting for these derivatives.

(r)	Comprehensive income:

Effective at the commencement of its 2007 fiscal year, the Company adopted the CICA Handbook Section 1530, Comprehensive Income. Comprehensive income, which consists of net earnings and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles and includes unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation gains and losses arising from self-sustaining foreign subsidiaries and changes in the fair value of the effective portion of qualifying cash flow hedging instruments. The adoption of the new Section resulted in the reclassification of an amount of $26,248 previously recorded in Cumulative translation adjustment to Accumulated other comprehensive income on the consolidated balance sheets. The adoption of this Section had no impact on the consolidated statement of earnings.

GILDAN 2008 ANNUAL REPORT	62
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Income taxes:

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and a valuation allowance is provided to the extent that it is determined that it is no longer more likely than not that the asset will be realized.

The Company's income tax provision is based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. The Company recognizes the benefits of uncertain tax filing positions in its financial statements when it is considered likely that the tax position will be sustained upon examination by tax authorities, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized from such positions are measured at the best estimate of the amounts expected to be realized upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management's assessment of the technical merits of its position due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. Previously recognized tax benefits relating to uncertain tax filing positions are derecognized if it becomes likely that the Company's tax position will no longer be upheld.

(t)	Stock-based compensation and other stock-based payments:

The Company follows the fair value-based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For stock options and Treasury restricted share units, compensation cost is measured at the fair value at the date of grant and is expensed over the award's vesting period. For non-Treasury restricted share units, the compensation cost is ultimately measured based on the market price of the Company's shares at the vesting date and is recognized by amortizing the cost over the vesting period. The offsetting liability is marked-to-market until the vesting date with any changes in the market value of the Company's shares resulting in a change in the measure of compensation cost for these awards until vested, which is recorded in the periods in which these changes occur.

In fiscal 2006, the Company changed its accounting policy to estimate forfeitures of stock options and restricted share units when determining stock-based compensation. In prior years, the Company accounted for forfeitures as they occurred. This change in accounting policy had no significant impact on the financial position of the Company or on the results of its operations.

For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.

(u)	Employee future benefits:

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred.

(v)	Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the treasury stock method where the weighted average number of common shares outstanding for the period is increased to include the additional shares assumed to be issued from the assumed exercise of options, if dilutive, and the issuance of restricted share units less the shares assumed to be repurchased using the proceeds from the exercise of options at the average share price for the period combined with the amount of unrecognized stock based compensation expense.

GILDAN 2008 ANNUAL REPORT	63
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Environmental expenditures:

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized in Property, plant and equipment and are generally amortized over the remaining useful life of the underlying asset. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Where there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its estimated fair value and a corresponding asset retirement cost is added to the carrying value of the related asset and amortized over the remaining life of the underlying asset. The Company had no asset retirement obligations as at October 5, 2008 and September 30, 2007. However, the Company may be obliged to incur certain costs should it decide to discontinue some of its activities. There were no liabilities recorded for such costs in the consolidated balance sheets because the Company plans to continue its activities for an indefinite period, and the information available is insufficient to reasonably estimate a schedule for future asset retirement.

(x)	Business acquisitions:

The Company accounts for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. When the amounts assigned to identifiable net assets exceed the cost of the purchase, resulting in negative goodwill, the excess is applied, to the extent possible, to certain non-current assets, with the balance recorded as an extraordinary gain.

(y)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ materially from those estimates.

Significant areas requiring the use of management estimates and assumptions include the allowance for doubtful accounts, inventory obsolescence, income tax assets and liabilities, accruals for sales promotional programs, the fair value of identifiable tangible and intangible assets acquired in a business combination, impairment of assets and the recoverability of long-lived assets.

GILDAN 2008 ANNUAL REPORT	64
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 – BUSINESS ACQUISITIONS

V.I. Prewett & Son, Inc.

On October 15, 2007, the Company acquired 100% of the capital stock of V.I. Prewett & Son, Inc. (Prewett), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company's position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $128,015 was comprised of a cash consideration of $125,294, a fixed payment of $1,196 payable in fiscal 2009, and transaction costs of $1,525. The purchase agreement provides for an additional purchase consideration of up to $10,000 contingent on specified future events. This amount was paid into escrow by the Company and is included in Other assets on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price to the assets acquired based on their fair values and taking into account all relevant information available at that time.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$ 28,228
Inventories	44,074
Prepaid expenses	1,573
Property, plant and equipment	26,202
Customer contracts and customer relationships	61,000
Other assets	196
161,273
Liabilities assumed:
Bank indebtedness	(2,739)
Accounts payable and accrued liabilities	(12,800)
Future income taxes	(24,428)
(39,967)
Net identifiable assets acquired	121,306
Goodwill	6,709
Purchase price	$ 128,015

Consideration:
Cash	$ 125,294
Transaction costs	1,525
Fixed payment payable in fiscal 2009	1,196
$ 128,015

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness assumed at the date of acquisition.

Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

GILDAN 2008 ANNUAL REPORT	65
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 – BUSINESS ACQUISITIONS (CONTINUED)

Kentucky Derby Hosiery Co., Inc.

Effective July 6, 2006, the Company acquired 100% of the common shares of Kentucky Derby Hosiery Co., Inc. (Kentucky Derby), a U.S. hosiery manufacturer with corporate headquarters in Hopkinsville, Kentucky. The total purchase price of $20,371, including transaction costs, was paid in cash, except for $460 which was settled through the issuance of common shares of the Company. The purpose of the acquisition was to enhance and accelerate the Company's strategy to enter the North American mass-market retail channel as a supplier of socks, underwear and activewear.

The Company accounted for this acquisition using the purchase method and the results of Kentucky Derby have been consolidated with those of the Company from the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$ 15,081
Income taxes receivable	775
Inventory	30,357
Prepaid expenses	1,458
Property, plant and equipment	6,993
Customer contracts and customer relationships	9,866
64,530
Liabilities assumed:
Bank indebtedness	(17,350)
Accounts payable and accrued liabilities	(16,734)
Long-term debt	(10,075)
(44,159)
Net assets acquired	$ 20,371

Consideration:
Cash	$ 19,000
20,000 common shares	460
Transaction costs	911
$ 20,371

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness and $3,987 of long-term debt.

The value of the shares issued as consideration for the business acquisition was $23.00 per share, which was determined using the Company's average closing share price on the New York Stock Exchange over a reasonable period before and after the date on which the terms of the purchase consideration were agreed to and announced.

Included in the purchase price allocation was an accrual of $1,500 for estimated costs, which includes severance and other employee related costs for the restructuring and integration of the operations of Kentucky Derby. During fiscal 2008, $725 (2007 – $775) was paid relating to severance and other employee related costs. As at October 5, 2008, the balance of nil (2007 – $725) is included in Accounts payable and accrued liabilities.

GILDAN 2008 ANNUAL REPORT	66
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4 – PROPERTY, PLANT AND EQUIPMENT

			2008
		Accumulated	Net book
	Cost	depreciation	value

Land	$ 19,110	$ –	$ 19,110
Buildings and improvements	151,989	35,066	116,923
Equipment	420,893	141,960	278,933
Assets not in service	21,550	–	21,550
	$ 613,542	$ 177,026	$ 436,516

			2007
		Accumulated	Net book
	Cost	depreciation	value

Land	$ 22,951	$ –	$ 22,951
Buildings and improvements	125,916	22,503	103,413
Equipment	315,841	103,218	212,623
Assets not in service	38,630	–	38,630
	$ 503,338	$ 125,721	$ 377,617

Assets not in service include expenditures incurred to-date for plant expansions which are still in process and equipment not yet in service as at the balance sheet date.

5 – INTANGIBLE ASSETS

	2008	2007

Customer contracts and customer relationships (note 3)	$ 63,526	$ 9,866
Reversal of valuation allowance on acquired future tax assets	–	(7,340)
Accumulated amortization	(3,572)	(502)
	$ 59,954	$ 2,024

In the fourth quarter of fiscal 2007, the Company determined that it was more likely than not that it would be able to realize the future income tax assets with respect to its wholly-owned subsidiary, Kentucky Derby, which were not originally recognized at the date of acquisition. In accordance with generally accepted accounting principles, this benefit was recorded as a reduction of the unamortized intangible asset related to this acquisition.

GILDAN 2008 ANNUAL REPORT	67
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6 – OTHER ASSETS

	2008	2007

Long-term prepaid expenses and other	$ 5,461	$ 5,482
Plant start-up costs, net of accumulated amortization of $3,400 (2007 – $1,603)	790	2,548
Long-term receivable	1,748	2,251
Restricted cash related to the acquisition of Prewett (note 3)	10,000	–
Deferred corporate transaction costs in connection with the acquisition of Prewett (note 3)	–	1,070
Deposits	68	75
	$ 18,067	$ 11,426

7 – REVOLVING LINE OF CREDIT

The Company's joint venture, CanAm, has a revolving line of credit in the amount of $4,000. The borrowings are due on demand and bear interest at 30-day LIBOR plus 2.0% (4.49% at October 5, 2008; 7.12% at September 30, 2007). The line of credit is secured by a first ranking security interest on the assets of the joint venture. There were no amounts drawn under the line of credit at October 5, 2008 (2007 – nil).

8 – LONG-TERM DEBT

	2008	2007

Secured:
Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus 2.50%
(4.99% at October 5, 2008; 7.62% at September 30, 2007) maturing in September 2012;
secured by assets (b)	$ 4,889	$ 6,659

Term loan, repayable in monthly instalments, bearing interest at a fixed rate of
6.00%, maturing in December 2008; secured by equipment (b)	60	407

Municipal bonds, repayable in annual instalments, bearing interest at variable rates
(2.60% at October 5, 2008; 4.15% at September 30, 2007) maturing in January 2010;
secured by building and equipment (c)	1,429	2,144

Notes payable to bank due in monthly instalments, bearing interest at fixed rates ranging
from 4.69% to 5.29%, maturing from February to June 2009; secured by equipment (c)	208	974

Note payable to bank due in monthly instalments, bearing interest at fixed rate of 4.84%,
maturing in October 2009; secured by equipment (c)	210	438
	6,796	10,622
Current portion of secured debt	2,827	3,652
	$ 3,969	$ 6,970

GILDAN 2008 ANNUAL REPORT	68
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8 – LONG-TERM DEBT (CONTINUED)

	2008	2007

Unsecured:
Revolving term credit facility (a)	$ 45,000	$ 49,000
Term loans, bearing interest at rates up to 5% per annum, maturing
at various dates through 2010	1,208	38
	46,208	49,038
Current portion of unsecured debt	729	37
	45,479	49,001
Total secured and unsecured long-term debt	$ 49,448	$ 55,971

(a)	The Company has a committed revolving term credit facility for a maximum of $400,000, which matures in June 2013. The facility is unsecured. As at October 5, 2008, $45,000 (2007 – $49,000) was drawn under this facility bearing a combined effective interest rate of 4.75% (2007 – 6.16%). In addition, an amount of $3,550 has been committed against this facility to cover various letters of credit as described in note 13.

(b)	These term loans have been entered into by CanAm, the Company's joint venture with Frontier Spinning Mills, Inc.

The property, plant and equipment of CanAm serve as collateral for the long-term borrowings of CanAm. Other creditors of CanAm do not have any recourse to the general credit of the Company.

(c)	As a result of the acquisition of Kentucky Derby, described in note 3, the Company assumed the obligations entered into by Kentucky Derby. The property, plant and equipment of Kentucky Derby serve as collateral for the long-term borrowings of Kentucky Derby. Other creditors of Kentucky Derby do not have any recourse to the general credit of the Company.

Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain financial covenants. The Company was in compliance with all of these financial covenants as at October 5, 2008 and September 30, 2007.

Principal payments due on long-term debt are as follows:

Fiscal year

2009	$ 3,556
2010	2,776
2011	1,672
2012	–
2013	45,000
$ 53,004

GILDAN 2008 ANNUAL REPORT	69
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 – SHAREHOLDERS' EQUITY

(a)	The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	On May 2, 2007, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares, to shareholders of record on May 18, 2007. All share and per share data in these consolidated financial statements reflect the effect of the stock split on a retroactive basis.

(c)	Accumulated other comprehensive income:

At the commencement of fiscal 2004, the Company adopted the US dollar as its functional and reporting currency. The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26,248, which is reflected in Accumulated other comprehensive income.

(d)	Share capital:

Authorized:

First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at October 5, 2008 and September 30, 2007 none of the first and second preferred shares were issued. Common shares authorized without limit as to number and without par value.

Issued:

As at October 5, 2008, there were 120,536,501 (2007 – 120,419,461) common shares issued and outstanding.

10 – STOCK-BASED COMPENSATION

(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase, from Treasury, common shares of the Company at a price of 90% of the then current stock price as defined in the plans. Shares purchased under the plans prior to January 1, 2008 must be held for a minimum of one year. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 2,800,000 common shares for issuance under the plans. As at October 5, 2008, a total of 161,746 (2007 – 140,433) shares were issued under these plans. Included as compensation costs in Selling, general and administrative expenses is $72 (2007 – $53; 2006 – $36) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:

The Company's Long Term Incentive Plan (the LTIP) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (Treasury RSUs) and non-dilutive restricted share units (non-Treasury RSUs) to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at October 5, 2008, 3,684,740 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options vest equally beginning on and after the second, third, fourth and fifth anniversary of the grant date and expire no more than ten years after the date of the grant.

GILDAN 2008 ANNUAL REPORT	70
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10 – STOCK-BASED COMPENSATION (CONTINUED)

(b)	Stock options and restricted share units (continued):

Changes in outstanding stock options were as follows:
		Weighted average
	Number	exercise price
		(in Canadian dollars)
Options outstanding, October 1, 2006	855,590	$ 6.35
Granted	180,632	27.28
Exercised	(149,034)	5.54
Forfeited	(34,630)	27.25
Options outstanding, September 30, 2007	852,558	10.08
Granted	127,773	39.37
Exercised	(81,356)	5.32
Forfeited	(21,337)	32.85
Options outstanding, October 5, 2008	877,638	$ 14.23

The weighted average fair value of each option granted in fiscal 2008 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

Risk-free interest rate	4.17%
Expected volatility	30.73%
Expected life	4.68 years
Expected dividend yield	–

The grant date weighted average fair value of options granted in fiscal 2008 was CA$13.03.

The following table summarizes information about stock options outstanding and exercisable at October 5, 2008:

			Options outstanding		Options exercisable

			Weighted
		Weighted average	average remaining		Weighted average
Range of exercise prices	Number	exercise price	contractual life (yrs)	Number	exercise price
(in Canadian dollars)		(in Canadian dollars)			(in Canadian dollars)

$1.44 – $2.44	51,576	$ 2.43	0.57	51,576	$ 2.43
$5.00 – $5.39	64,504	5.24	3.08	64,504	5.24
$6.06 – $6.88	300,778	6.34	1.98	300,778	6.34
$8.50 – $8.70	208,338	8.64	2.37	208,338	8.64
$27.17 – $39.39	252,442	32.94	5.46	31,946	27.17
	877,638	$ 14.23		657,142	$ 7.67

GILDAN 2008 ANNUAL REPORT	71
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10 – STOCK-BASED COMPENSATION (CONTINUED)

(b)

Stock options and restricted share units (continued):

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With the exception of a special, one-time award, which vests at the end of an eight-year period, all other Treasury RSUs awarded to date vest at the end of a five-year vesting period. The vesting of 50% of the Treasury RSUs are dependent upon the fiscal performance of the Company relative to a benchmark group of Canadian publicly listed companies. Compensation expense relating to the Treasury RSUs is recognized in the financial statements over the vesting period based on the fair value of the Treasury RSUs on the date of the grant and estimates relating to forfeitures and the probability of the performance objectives being met. The fair value of the Treasury RSUs granted is equal to the market price of the common shares of the Company at the time of grant.

Changes in outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 1, 2006	833,000	$ 12.00
Granted	240,000	27.70
Settled through the issuance of common shares	(26,917)	8.39
Forfeited	(104,768)	11.74
Treasury RSUs outstanding, September 30, 2007	941,315	16.13
Granted	132,500	29.35
Settled through the issuance of common shares	(14,779)	12.87
Forfeited	(80,536)	22.69
Treasury RSUs outstanding, October 5, 2008	978,500	$ 17.43

As of October 5, 2008, none of the outstanding Treasury RSUs were vested. The compensation expense included in Selling, general and administrative expenses and Cost of sales, in respect of the options and Treasury RSUs, was $2,965 (2007 – $1,814; 2006 – $908). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Changes in outstanding non-Treasury RSUs were as follows:

Number
Non-Treasury RSUs outstanding, October 1, 2006	–
Granted	69,628
Settled	(88)
Forfeited	(13,264)
Non-Treasury RSUs outstanding, September 30, 2007	56,276
Granted	50,131
Settled	(1,039)
Forfeited	(6,494)
Non-Treasury RSUs outstanding, October 5, 2008	98,874

GILDAN 2008 ANNUAL REPORT	72
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10 – STOCK-BASED COMPENSATION (CONTINUED)

(b)

Stock options and restricted share units (continued):

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount is based on the Company's stock price at the vesting date. As of October 5, 2008, the weighted average fair value per non-Treasury RSU was CA$21.73. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As of October 5, 2008, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in Selling, general and administrative expenses and Cost of sales, in respect of the non-Treasury RSUs, was $338 (2007 – $440; 2006 – nil). The total obligation under this plan as at October 5, 2008 is $774 (2007 – $510) and is recorded in Accounts payable and accrued liabilities.

11 – DEFERRED SHARE UNIT PLAN

The Company has a deferred share unit plan for independent members of the Company's Board of Directors who must receive $40 of their annual board retainers in the form of deferred share units (DSUs). The value of these DSUs is the market price of the Company's common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at October 5, 2008, there were 19,499 (2007 – 11,504) DSUs outstanding at a value of $424 (2007 – $453). This amount is included in Accounts payable and accrued liabilities. The DSU obligation is adjusted each quarter based on the market value of the Company's common shares. The Company includes the cost of the DSU plan in Selling, general and administrative expenses.

Changes in outstanding DSUs were as follows:

DSUs outstanding, October 1, 2006	3,982
Granted	7,522
DSUs outstanding, September 30, 2007	11,504
Granted	7,995
DSUs outstanding, October 5, 2008	19,499

12 – COMMITMENTS AND CONTINGENT LIABILITIES

(a) The minimum annual lease payments under operating leases for premises, equipment and aircraft are approximately as follows:

Fiscal year

2009	$ 8,793
2010	7,337
2011	6,635
2012	4,991
2013	4,397
Thereafter	14,588
$ 46,741

GILDAN 2008 ANNUAL REPORT	73
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 – COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

(b)	As at October 5, 2008, there were contractual obligations outstanding of approximately $14,141 for the acquisition of property, plant and equipment (2007 – $40,507).

(c)	The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. These U.S. lawsuits have been consolidated, and a consolidated amended complaint has been filed. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company's common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company's financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008. The U.S. lawsuits are based on United States federal securities laws. In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario's Securities Act. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the consolidated financial statements.

(d)	The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.

13 – GUARANTEES

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 5, 2008, the maximum potential liability under these guarantees was $14,100, of which $4,500 was for surety bonds and $9,600 was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates in fiscal 2009, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at October 5, 2008, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

GILDAN 2008 ANNUAL REPORT	74
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 – INCOME TAXES

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2008	2007	2006

Combined basic Canadian federal and provincial income taxes	$ 56,114	$ 40,291	$ 35,459
Increase (decrease) in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(51,292)	(38,288)	(33,664)
Effect of income tax charge (recovery)	26,906	(7,601)	–
Effect of non-deductible expenses and other	2,672	783	2,987
	$ 34,400	$ (4,815)	$ 4,782

The Canada Revenue Agency (CRA) has been conducting an audit of the Company's income tax returns for its 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of transfer pricing and the allocation of income between the Company's Canadian legal entity and its foreign subsidiaries. In the third quarter of fiscal 2008, management met with the CRA for the first time to discuss preliminary transfer pricing audit issues and, in particular, explain the roles and responsibilities performed in the Company's foreign subsidiaries where the majority of its taxable income is earned. On December 10, 2008, the Company reached a final agreement with the CRA and concluded the audit for the 2000, 2001, 2002 and 2003 fiscal years. In connection with the terms of the agreement, the Company agreed to a tax reassessment related to the restructuring of its international wholesale business and the related transfer of the Company's assets to its Barbados subsidiary, which occurred in fiscal 1999. Based on the results of the audit, the Company continues to believe its income tax provisions for fiscal years subsequent to the periods covered by the audit are appropriate. The terms of the agreement have been accounted for in the fourth quarter of fiscal 2008 through a charge to income tax expense of $26,906 and a reclassification of $17,290 of future income tax liabilities to income taxes payable. There were no penalties assessed as part of the agreement, and there were no other significant income tax adjustments to reported taxable income for the years under audit.

For fiscal 2007, the income tax recovery of $7,601 relates to previously unrecognized tax positions of a prior taxation year.

The components of income tax expense (recovery) are as follows:

	2008	2007	2006
Current income taxes	$ 50,285	$ 4,104	$ 3,018
Future income taxes	(15,885)	(8,919)	1,764
	$ 34,400	$ (4,815)	$ 4,782

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no intention to repatriate the earnings.

GILDAN 2008 ANNUAL REPORT	75
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14 – INCOME TAXES (CONTINUED)

Significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007
Future income tax assets (liabilities):
Non-capital losses and research and development expenses	$ 9,442	$ 11,872
Reserves and accruals	5,690	2,263
Other	1,910	321
	17,042	14,456
Valuation allowance	(907)	(907)
	16,135	13,549
Property, plant and equipment, intangible assets, and other	(34,183)	(24,612)
Net future income tax liability	$ (18,048)	$ (11,063)

Presented as:
Current assets	$ –	$ 2,610
Long-term assets	9,283	10,939
Long-term liabilities	(27,331)	(24,612)
	$ (18,048)	$ (11,063)

In fiscal 2006, the Company recorded a valuation allowance of $7,340, due to the uncertainty of recognizing the tax benefits of unused tax losses and deductible temporary differences arising from the acquisition of Kentucky Derby. During fiscal 2007, the Company concluded that these tax benefits were more likely than not to be realized. Accordingly, the valuation allowance was reversed and applied to reduce the unamortized portion of the intangible assets relating to the Kentucky Derby acquisition, as indicated in note 5 to the consolidated financial statements.

15 – EARNINGS PER SHARE

A reconciliation between basic and diluted earnings per share is as follows:

	2008	2007	2006

Basic earnings per share:
Basic weighted average number of common shares outstanding	120,479,288	120,339,830	120,103,366

Basic earnings per share	$ 1.20	$ 1.08	$ 0.89

Diluted earnings per share:
Basic weighted average number of common shares outstanding	120,479,288	120,339,830	120,103,366
Plus impact of stock options and Treasury RSUs	1,142,449	1,198,482	1,148,402
Diluted weighted average number of common shares outstanding	121,621,737	121,538,312	121,251,768

Diluted earnings per share	$ 1.19	$ 1.07	$ 0.88

All stock options and Treasury RSUs outstanding for fiscal 2007 and 2006 were dilutive. Excluded from the above calculation for the year ended October 5, 2008 are 125,208 stock options and 25,575 Treasury RSUs, which were deemed to be anti-dilutive.

GILDAN 2008 ANNUAL REPORT	76
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16 – RESTRUCTURING, OTHER CHARGES AND ASSETS HELD FOR SALE

The following table summarizes the components of restructuring and other charges:

	2008	2007	2006
Severance (a) (b) (c)	$ 400	$ 13,619	$ 2,141
Accelerated depreciation (a)	–	3,493	–
Impairment loss and write-down of property, plant and equipment and
assets held for sale (a) (b) (c)	2,700	3,560	15,149
Net gain on disposal of assets held for sale (d)	(526)	(1,530)	–
Other exit costs (e)	3,470	8,870	1,640
(Credit) charge to comply with employment contract (f)	(555)	–	1,456
	$ 5,489	$ 28,012	$ 20,386

(a)	In the fourth quarter of fiscal 2006, the Company announced a restructuring of its Canadian manufacturing operations, involving the closure of its textile manufacturing facility in Valleyfield, Quebec and the downsizing of its Montreal, Quebec, knitting facility. The Company also announced the relocation and consolidation of its U.S. retail distribution centres, the closure of its Canadian distribution centre in Montreal, Quebec, and the closure and downsizing of the sock manufacturing capacity located in North Carolina and Virginia. In fiscal 2006, the Company recorded severance charges of $2,141 relating to this restructuring. In addition, the Company recorded an impairment loss of $15,149 on all Canadian textile and related manufacturing assets, and reduced its estimate of the remaining economic lives of these assets. The effect of this change in estimate, amounting to $3,493 for fiscal 2007, has been classified as accelerated depreciation and included in Restructuring and other charges.

(b)	In fiscal 2007, the Company announced plans to close its two remaining textile facilities in Montreal, Quebec, and its cutting facility in Bombay, N.Y. In addition, the Company closed two sewing facilities in Mexico, which had been supplied with fabric from the Company's Canadian textile operations. The Company recorded severance costs of $13,619 relating to these plant closures. Concurrent with the restructuring of the Canadian textile operations, the Company also announced plans to relocate its corporate office, which was located in the same facility as its Montreal knitting operations, into leased premises in the Montreal area, and recorded a $3,560 impairment loss in fiscal 2007 relating to this facility. In fiscal 2008, the Company recorded a $1,000 write-down on these assets held for sale located in Canada.

(c)	In the third quarter of fiscal 2008, the Company recorded restructuring charges of $2,100 related to the planned consolidation of its Haiti sewing operations which is expected to be finalized in the first half of fiscal 2009. These restructuring charges include an impairment loss on property, plant and equipment of $1,700 and severance costs of $400.

(d)	The Company sold some of the assets held for sale at the locations in connection with the closures noted above and recorded a net gain of $526 and $1,530 in fiscal 2008 and 2007, respectively.

(e)	Other exit costs of $3,470 for fiscal 2008, $8,870 for fiscal 2007 and $1,640 for fiscal 2006 relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. The Company expects to incur additional carrying costs relating to assets held for sale, which will be accounted for as restructuring charges as incurred during fiscal 2009, until all assets related to the closures are disposed of.

GILDAN 2008 ANNUAL REPORT	77
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 – RESTRUCTURING, OTHER CHARGES AND ASSETS HELD FOR SALE (CONTINUED)

(f)

During fiscal 2004, the Company expensed $4,614 ($3,184 after tax) representing management's best estimate of the cost of financial obligations pursuant to an employment contract with the former Chairman and Co-Chief Executive Officer of the Company. The employment contract includes variable components related to the Company's financial and operating performance to fiscal 2009.

The change in the estimated costs resulted in a credit of $555 in fiscal 2008, nil in 2007 and a charge of $1,456 in fiscal 2006 relating to this employment contract. Most of the payments under this contract are payable in Canadian dollars.

Accounts payable and accrued liabilities include amounts relating to restructuring activities and charges to comply with an employment contract, as follows:

Balance, October 1, 2006	$ 5,429
Severance costs	13,619
Foreign exchange adjustment	234
Payments	(15,034)
Balance, September 30, 2007	4,248
Severance costs	400
Foreign exchange adjustment	(95)
Payments	(2,560)
Balance, October 5, 2008	$ 1,993

Assets held for sale of $10,497 as at October 5, 2008 (September 30, 2007 – $6,610) include land, building and equipment at the locations in connection with the closures noted above. The Company ceases recording depreciation on these assets, which are recorded at the lower of their net book value or fair value less costs to sell. Any gains or losses on the disposition of these assets will be accounted for as restructuring charges as incurred.

GILDAN 2008 ANNUAL REPORT	78
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 – OTHER INFORMATION

(a)	The following items were included in depreciation and amortization:

		2008	2007	2006

	Depreciation expense of property, plant and equipment	$ 53,144	$ 36,891	$ 31,006
	Impairment loss and write-down of property, plant and equipment	700	–	–
	Amortization expense of deferred start-up costs and other	2,018	1,737	1,024
	Amortization of intangible assets	3,070	149	353
		$ 58,932	$ 38,777	$ 32,383

(b)	The following items were included in the determination of the Company's net earnings:

		2008	2007	2006

	Defined contribution expense	$ 1,827	$ 1,360	$ 1,035
	Research and development tax credits	–	(646)	(1,290)
	Bad debt expense (recovery)	4,543	(1,300)	(282)

(c)

During fiscal 2008, the Company expensed $6,136 (2007 – $4,693; 2006 – $3,229) in Cost of sales, representing management's best estimate of the cost of statutory severance and pre-notice benefit obligations relating to employees located in the Caribbean Basin and Central America. As at October 5, 2008, an amount of $12,808 (2007 – $9,373) has been included in Accounts payable and accrued liabilities.

(d)	Supplemental cash flow disclosure:

	2008	2007	2006

Cash paid during the year for:
Interest	$ 7,866	$ 5,447	$ 4,771
Income taxes	5,867	4,780	2,031

Non-cash transactions:
Additions to property, plant and equipment included in Accounts
payable and accrued liabilities	1,720	2,566	2,979
Issuance of shares on acquisition of Kentucky Derby	–	–	460
Ascribed value accredited to share capital from issuance of stock
options and Treasury RSUs	190	226	139
Reversal of valuation allowance on acquired future tax assets	–	7,340	–
Proceeds on disposal of long-lived assets in Other assets	1,382	1,855	–
Proceeds on disposal of long-lived assets in Accounts receivable	–	1,050	–
Business acquisition in Accounts payable and accrued liabilities	1,196	–	–

Cash and cash equivalents consist of:
Cash balances with banks	$ 8,068	$ 9,250	$ 27,810
Short-term investments, bearing interest at rates up to 2.22%
in 2008 (2006 – 4.90%)	4,289	–	1,197
	$ 12,357	$ 9,250	$ 29,007

GILDAN 2008 ANNUAL REPORT	79
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18 – RELATED PARTY TRANSACTIONS

The Company has transactions with Frontier Spinning Mills, Inc., which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions and balances owed:

	2008	2007	2006

Transactions:
Yarn purchases	$ 138,642	$ 103,902	$ 100,432
Management fee expense	750	750	750

Balances outstanding:
Accounts payable	32,445	20,130	18,877

19 – FINANCIAL INSTRUMENTS

In the first quarter of fiscal 2008, the Company adopted the requirements of the CICA Handbook Section 3862, Financial Instruments Disclosures, which apply to fiscal years beginning on or after October 1, 2007. This new Handbook Section requires disclosures to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of an entity's exposure to risks arising from financial instruments, including how the entity manages those risks.

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled "Financial Risk Management" of the Management's Discussion and Analysis of the Company's operations, performance and financial condition as at October 5, 2008, which is included in the Annual Report. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

GILDAN 2008 ANNUAL REPORT	80
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19 – FINANCIAL INSTRUMENTS (CONTINUED)

(a)

Financial instruments – carrying values and fair values:

The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheets, are as follows:

		2008		2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets
Available-for-sale financial assets:
Cash and cash equivalents	$ 12,357	$ 12,357	$ 9,250	$ 9,250
Loans and receivables:
Accounts receivable – trade	206,276	206,276	189,070	189,070
Accounts receivable – other	15,882	15,882	17,018	17,018
Long-term receivable included in Other assets	1,748	1,748	2,251	2,251
Restricted cash related to Prewett acquisition
included in Other assets	10,000	10,000	–	–
Forward foreign exchange contracts included
in Other assets	929	929	293	293

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$ 155,669	$ 155,669	$ 115,596	$ 115,596
Long-term debt – bearing interest at variable
rates:
Revolving long-term credit facility	45,000	45,000	49,000	49,000
Other long-term debt	6,319	6,319	8,803	8,803
Long-term debt – bearing interest
at fixed rates	1,685	1,685	1,857	1,857
Forward foreign exchange contracts	–	–	1,087	1,087

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash related to the acquisition of Prewett, and the Company's interest-bearing financial liabilities also approximate their respective carrying amounts. The fair value of forward foreign exchange contracts was determined using observable market inputs.

GILDAN 2008 ANNUAL REPORT	81
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19 – FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Financial income and expense:

The following components of income and expense relating to financial instruments are included in the consolidated statement of earnings:

(i) Interest income and expense:

	2008	2007	2006

Interest expense on long-term indebtedness	$ 7,422	$ 4,997	$ 4,142
Interest expense on short-term indebtedness	191	233	280
Interest income on available-for-sale financial assets	(413)	(460)	(1,466)
Interest income on loans and receivables	(80)	–	–
Other interest	103	128	111
Interest expense, net	$ 7,223	$ 4,898	$ 3,067

Interest income on available-for-sale financial assets consists of interest earned from cash invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company's long-term receivable included in Other assets.

(ii) Foreign exchange (loss) gain:

	2008	2007	2006

(Loss) gain relating to financial assets and liabilities, excluding
forward foreign exchange contracts	$ (674)	$ 1,486	$ 207
(Loss) gain relating to forward exchange contracts, including amounts realized on contracts maturity and changes in fair
value of open positions	(2,084)	1,945	4,886
Foreign exchange (loss) gain relating to financial instruments	(2,758)	3,431	5,093
Other foreign exchange gain (loss)	1,687	(2,714)	(1,251)
Foreign exchange (loss) gain	$ (1,071)	$ 717	$ 3,842

GILDAN 2008 ANNUAL REPORT	82
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19 – FINANCIAL INSTRUMENTS (CONTINUED)

(c)

Forward foreign exchange contracts:

The following table summarizes the Company's derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at October 5, 2008 and September 30, 2007:

		Notional			Carrying and fair value
		foreign	Average	Notional
		currency	exchange	US
October 5, 2008	Maturity	amount	rate	equivalent	Asset	Liability
Buy CAD/sell USD	0-6 months	5,483	0.9302	$ 5,100	$ –	$ –
Buy EUR/sell GBP	0-6 months	962	1.3740	1,322	–	–
Sell EUR/buy USD	0-6 months	5,650	1.4591	8,244	472	–
Sell GBP/buy USD	0-6 months	2,951	1.9177	5,659	457	–
				$ 20,325	$ 929	$ –

		Notional			Carrying and fair value
		foreign	Average	Notional
		currency	exchange	US
September 30, 2007	Maturity	amount	rate	equivalent	Asset	Liability
Buy EUR/Sell USD	0-6 months	4,425	1.3616	$ 6,025	$ 293	$ –
Sell EUR/buy USD	0-6 months	4,899	1.3626	6,675	–	(278)
	6-12 months	9,081	1.3677	12,421	–	(467)
Sell GBP/buy USD	0-6 months	4,781	1.9988	9,558	–	(146)
	6-12 months	6,019	1.9841	11,942	–	(196)
Sell CAD/buy USD	0-6 months	3,800	1.0055	3,821	–	–
				$ 50,442	$ 293	$ (1,087)

GILDAN 2008 ANNUAL REPORT	83
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20 – CAPITAL DISCLOSURES

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company's capital is composed of net debt and shareholders' equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company's primary uses of capital are to finance increases in non-cash working capital and capital expenditures for capacity expansion as well as acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before interest, taxes, depreciation and amortization, non-controlling interest, and restructuring and other charges (EBITDA), which it aims to maintain at less than 3.0:1. Net debt is computed as at the most recent quarterly balance sheet date. EBITDA is based on the last four quarters ending on the same date as the balance sheet date used to compute net debt. The net debt to EBITDA ratio as at October 5, 2008, September 30, 2007 and October 1, 2006 was as follows:

	2008	2007	2006

Bank indebtedness	$ –	$ –	$ 3,500
Current portion of long-term debt	3,556	3,689	21,820
Long-term debt	49,448	55,971	12,041
Less: cash and cash equivalents	(12,357)	(9,250)	(29,007)
Net debt	$ 40,647	$ 50,410	$ 8,354

		For the last four quarters ended on
	October 5,	September 30,	October 1,
	2008	2007	2006

Net earnings	$ 144,592	$ 130,020	$ 106,829
Restructuring and other charges	5,489	28,012	20,386
Depreciation and amortization	58,932	38,777	32,383
Interest, net	7,223	4,898	3,067
Income tax expense (recovery)	34,400	(4,815)	4,782
Non-controlling interest in consolidated joint venture	230	1,278	260
EBITDA	$ 250,866	$ 198,170	$ 167,707
Net debt to EBITDA ratio	0.2:1	0.3:1	0.0:1

The terms of the revolving credit facility require the Company to maintain a net debt to EBITDA ratio below 3.0:1, although this limit may be exceeded under certain circumstances. The Company does not currently plan to refinance its revolving credit facility, or a portion thereof, with debt of longer maturities or to raise additional equity capital.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company does not currently pay a dividend. However, the Company's Board of Directors periodically evaluates the merits of introducing a dividend.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2008 ANNUAL REPORT	84
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21 – SEGMENTED INFORMATION

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

(a)	Sales by major product group:

		2008	2007	2006

	Activewear and underwear	$ 957,061	$ 826,252	$ 743,215
	Socks	292,650	138,177	29,975
		$ 1,249,711	$ 964,429	$ 773,190

(b)	Major customers and revenues by geographic area:

(i) The Company has two customers accounting for greater than 10% of total sales:

		2008	2007	2006

	Customer A	23.1%	23.1%	28.2%
	Customer B	13.6%	5.3%	– %

	(ii) Sales were derived from customers located in the following geographic areas:

		2008	2007	2006

	United States	$ 1,125,961	$ 852,522	$ 680,048
	Canada	56,353	53,336	50,440
	Europe and other	67,397	58,571	42,702
		$ 1,249,711	$ 964,429	$ 773,190

(c)	Property, plant and equipment by geographic area are as follows:

			October 5,	September 30,
			2008	2007

	Caribbean Basin and Central America		$ 325,670	$ 294,063
	United States		83,264	65,399
	Canada and other		27,582	18,155
			$ 436,516	$ 377,617

22 – COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the current year's presentation.